                                                                    EXHIBIT 12.1

                         DIAMOND OFFSHORE DRILLING, INC.
                       STATEMENT RE COMPUTATION OF RATIOS
                             (THOUSANDS OF DOLLARS)

    RATIO OF EARNINGS TO FIXED CHARGES:

                                                 SIX MONTHS ENDED
                                                     JUNE 30,                             YEAR ENDED DECEMBER 31,
                                              ----------------------    ------------------------------------------------------------
                                                  2005       2004         2004       2003          2002        2001         2000
                                              ----------------------    ------------------------------------------------------------
COMPUTATION OF EARNINGS:

Pretax income (loss) from continuing
 operations ................................    $ 99,149    $(27,396)   $ (3,533)   $(54,237)   $  96,174    $ 260,485    $ 110,867
Less: Interest capitalized during the
       period and actual preferred
       dividend requirements of
       majority-owned subsidiaries and
       50%-owned persons included in fixed
       charges but not deducted from pretax
       income from above ...................         (87)         --          --      (2,201)      (2,878)      (2,645)     (13,844)
Add:  Previously capitalized interest
       amortized during the period .........         624         624       1,249       1,166        1,304        1,185          334
                                               ---------    ---------  ---------    ---------   ---------    ---------    ---------
Total earnings (losses), before fixed
charge addition ............................      99,686     (26,772)     (2,284)    (55,272)      94,600      259,025       97,357
                                               ---------    ---------  ---------    ---------   ---------    ---------    ---------

COMPUTATION OF FIXED CHARGES:

Interest, including interest capitalized ...      25,936      13,213      30,330      26,737       26,933       29,191       24,500
                                               ---------    ---------  ---------    ---------   ---------    ---------    ---------
Total fixed charges ........................      25,936      13,213      30,330      26,737       26,933       29,191       24,500
                                               ---------    ---------  ---------    ---------   ---------    ---------    ---------

TOTAL EARNINGS (LOSSES) AND
FIXED CHARGES ..............................   $ 125,622    $(13,559)   $ 28,046    $(28,535)   $ 121,533    $ 288,216    $ 121,857
                                               =========    =========  =========    =========   =========    =========    =========

RATIO OF EARNINGS (LOSSES) TO
FIXED CHARGES (1) ..........................        4.84         N/A         N/A         N/A         4.51         9.87         4.97
                                               =========    =========  =========    =========   =========    =========    =========

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(1) The deficiency in the Company's earnings available for fixed charges for the six months ended June 30, 2004 and for the years ended December 31, 2004 and 2003 was approximately $26.8 million, $2.3 million and $55.3 million, respectively.